May 6, 2025

William Rosenstadt
Chief Executive Officer
Blueport Acquisition Ltd
366 Madison Ave 3rd Floor
New York, NY 10017

       Re: Blueport Acquisition Ltd
           Draft Registration Statement on Form S-1
           Submitted April 9, 2025
           CIK No. 0002064177
Dear William Rosenstadt:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 9, 2025
Cover Page

1. In the fifth paragraph where you discuss your amended and restated memorandum and articles of association, please revise your cross-reference to further discussion in the
       Summary on certain limitations on redemption rights, as we are unable to locate the disclosure that you have cross-referenced. In addition, please expand to disclose the
       $5,000,001 net tangible asset requirement, as you discuss on page 68 and elsewhere.
       See Item 1602(a)(2) of Regulation S-K.
 May 6, 2025
Page 2

Prospectus Summary
Terms of Rights, page 14

2. Please revise here and elsewhere as appropriate to reconcile your disclosure that each unit consists of one right to receive one-sixth (1/6) of one Class A ordinary share, with your disclosure that holders must hold rights in multiples of seven in order to receive shares for all of their rights.
Redemption of Public Shares and Liquidation if no business combination, page 22

3. We note your disclosure that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please expand to disclose any limitations on extensions, including the number of times. See Item
       1602(b)(4) of Regulation S-K.
Risk Factors
Risks Associated with Our Business, page 30

4. We note your disclosure on page 12 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your initial shares, private units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
We may issue additional ordinary or preferred shares or debt securities to complete a business combination . . . ,, page 33

5. We note your disclosure that you may issue additional ordinary or preferred shares to complete a business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the
       investor in return for funds facilitating the sponsor   s completion of
the business
       combination or providing sufficient liquidity.
Our rights agreement will designate the courts of the State of New York . . . ,, page 36

6. Please revise to reconcile your disclosure regarding whether the exclusive forum provisions of your rights agreement will apply to suits brought under the Securities
       Act.
 May 6, 2025
Page 3

Dilution, page 67

7.     Please present the percent of dilution to public shareholders in your tabular
       disclosures on pages 68 and 69.
8. In the table on the bottom of page 70 we note "Total Consideration" as $62,367,900 instead of the aggregate of its components of $72,015,000. Please revise accordingly.
9. We note the tabular disclosures on the top of page 70 that do not appear to represent this offering in its entirety. Please revise accordingly.
Principal Shareholders, page 102

10. Please revise your disclosure to reflect the 299,000 Class A ordinary shares within the private units to be purchased by the sponsor, or advise.
Note 2 - Summary of Significant Accounting Policies
Segment Reporting, page F-11

11. Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50. Reference is also made to ASU 2023-07. Signatures, page II-4

12. Please revise to indicate the signatures of the principal financial officer, the controller or principal accounting officer and a majority of the board of directors will sign in their respective capacities. See Instruction 1 to the Signatures section in Part II of
       Form S-1.
        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.